UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	⊠	Form 40-F	⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	⃞	No	⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	⃞	No	⊠

Central Puerto Announces Reporting Date for First Quarter 2018 Financial Results Conference Call and Webcast

BUENOS AIRES, Argentina--(BUSINESS WIRE)--May 3, 2018--Central Puerto S.A. (“Central Puerto” or the “Company”) (NYSE: CEPU) the largest private sector power generation company in Argentina, as measured by generated power, will issue a press release announcing its 2018 first quarter results on Thursday, May 10, 2018. Mr. Jorge Rauber, Chief Executive Officer, and Mr. Fernando Bonnet, Chief Financial Officer, will host a conference call to discuss the Company’s financial results on Friday, May 11, 2018 at 11:00 a.m. ET.

To access the conference call, please dial:

United States Participants (Toll Free): +1-888-317-6003
Argentina Participants (Toll Free): 0800-555-0645/0800-444-5129
International Participants: +1-412-317-6061
Passcode: 9916655

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com . Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay until May 11, 2019 at +1-412-317-0088 with access code #10120265 and on the Company website under the Investor Relations section.

CONTACT:
Central Puerto S.A.
Tomás Daghlian, +54 11 4317-5000 ext. 2192
Investor Relations Officer
inversores@centralpuerto.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 3, 2018	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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